

MYERS INDUSTRIES, INC.®

News Release
NYSE: MYE

Contact:
Max Barton
Investor Relations Manager
(330) 253-5592

MYERS INDUSTRIES ANNOUNCES DATE OF FOURTH QUARTER, FISCAL 2003 EARNINGS RELEASE AND CONFERENCE CALL

FOR IMMEDIATE RELEASE: January 23, 2004, Akron, Ohio-- Myers Industries, Inc. (NYSE: MYE) will release its fourth quarter and fiscal 2003 earnings on Thursday, February 12, 2004, prior to the market opening. The release will be followed by a conference call at 3 p.m. Eastern Time (2 p.m. Central Time).

The call will be conducted by Chairman and Chief Executive Officer Stephen Myers; President and Chief Operating Officer John Orr; and Vice President-Finance and Chief Financial Officer Greg Stodnick.

Portfolio managers, analysts, individual investors, media, and other interested parties may join the conference by calling 1-877-407-9039; ask for the Myers Industries conference call. Please dial-in at least 10 minutes prior to the start of the conference. International participants should call in on 1-201-689-8359.

An audio replay will be available immediately following the call until February 19. To access the replay, call 1-877-660-6853 and enter account number 3055 and conference ID 90302; international callers may access the replay by dialing 1-201-612-7415.

The call will also be available via webcast and can be accessed online at www.myersind.com. Please sign on to the web site at least 5 minutes in advance to register for the call. A replay will also be available for a limited time.

Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Visit www.myersind.com to learn more.

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